UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On November 15, 2024, Xylo Technologies Ltd. (“Xylo”) entered into a definitive warrants purchase agreement (the “Purchase Agreement”), with an institutional investor (the “Investor, pursuant to which Xylo agreed to issue and sell to such investor in a registered direct offering, or the Offering, pre-funded warrants, (the “Pre-Funded Warrants”), to purchase up to 454,752 American Depositary Shares (“ADS”), each representing 40 ordinary shares, no par value, of the Company. The Pre-Funded Warrants have an exercise price of $0.001, are immediately exercisable and may be exercised at any time until exercised in full. The Investor (together with its affiliates) may not exercise any portion of the Pre-Funded Warrants to the extent that it would own more than 4.99% of Xylo’s issued and outstanding share capital immediately after such exercise.

The total gross proceeds to Xylo from the Offering are expected to be $1 million. The closing of the Offering is expected to occur on or about November 17, 2024, subject to the satisfaction of customary closing conditions.

The Pre-Funded Warrants, the ADSs issuable upon exercise of the Pre-Funded Warrants and the Ordinary Shares underlying the ADSs offered in the Offering will be issued pursuant to a prospectus supplement dated as of November 15, 2024, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from Xylo’s shelf registration statement on Form F-3 (File No. 333-271984).

This Report of Foreign Private Issuer on Form 6-K, or the Report, shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Form of Purchase Agreement and the Form of Pre-Funded Warrant, are filed as Exhibits 10.1 and 4.1, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The contents of this Report are incorporated by reference in the registration statements on Form F-3 (File No. 333-271984) and Form S-8 (File No. 333-274190, No. 333-258624, No. 333-206803, No. 333-221019 and No. 333-229429) of Xylo, filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, Xylo uses forward-looking statements when it discusses the closing of the Offering. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Xylo and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Xylo and its subsidiaries, including, without limitation, conditions for the closing of the Offering, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Xylo’s reports filed with the applicable securities authorities. Xylo and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Meitar | Law Offices
10.1	Form of Purchase Agreement
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: November 15, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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